SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ---------------------

                                  SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                               CONVERA CORPORATION
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                                (Name of Issuer)


                     Class A Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   211919 10 5
                                ---------------
                                 (CUSIP Number)

                              Joseph M. Lecese, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                             New York, NY 10036-8299
                                 (212) 969-3000
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 November 30, 2001
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 211919105
                                      13D


1.    NAMES OF REPORTING PERSONS
      NBA Media Ventures, LLC
      22-3130290
      I.R.S. Identification Nos. of Above Persons (entities only)
      [GRAPHIC OMITTED]

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [ ]
                                                                 (b)  [ ]
3.    SEC USE ONLY

4.    SOURCE OF FUNDS (See Instructions)

      00

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

6.    CITIZENSHIP OF PLACE OF ORGANIZATION

      United States of America

NUMBER OF SHARES         7.    SOLE VOTING POWER
                               None
BENEFICIALLY             8.    SHARED VOTING POWER
                               None
OWNED BY EACH            9.    SOLE DISPOSITIVE POWER
                               None
REPORTING PERSON         10.   SHARED DISPOSITIVE POWER
WITH                           None


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      None

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [ ]
      EXCLUDES CERTAIN SHARES (See Instructions)


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.00%

14.   TYPE OF REPORTING PERSON (See Instructions)
      OO

                               Amendment No. 2 to
                                  Schedule 13D
                             Pursuant to Rule 13d-2
                                    under the
                   Securities Exchange Act of 1934, as amended

     Amendment No. 1 ("Amendment No. 1") to the Statement on Schedule 13D, dated December 21, 2000, filed by the undersigned with the Securities and Exchange Commission on or about December 29, 2000, relating to the Class A Common Stock, par value $0.01 per share of Convera Corporation ("Convera") (the "Schedule 13D"), is hereby amended to restate Item 5 on such Amendment No. 1. Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to them in the Schedule 13D, unless the context otherwise requires.

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.


     (a) As of December 21, 2000, NBAMV beneficially owned 4,746,221 shares of Class A
     (b) Common Stock or 13.5% of the Class A Common Stock then outstanding. After giving effect to the transactions reported in Section 5(c) below, the Reporting Person does not own any shares of Class A Common Stock.

     (c) On November 30, 2001, NBAMV consummated the sale of 4,746,221 shares of Class A Common Stock to Convera for an aggregate purchase price of $11,000,000 (or $2.318 per share). This sale was made pursuant to privately negotiated transactions.

     (d)  Not applicable.

     (e) NBAMV ceased to be the beneficial owner of more than 5% of the Class A Common Stock on November 30, 2001.

                                    SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        By:  NBA Media Ventures, LLC

          December 10, 2001                       /s/ Willam S. Koenig
-----------------------------           ---------------------------------
          Date                                    Signature

                                                  William S. Koenig
                                                  /Assistant Secretary
                                        ---------------------------------
                                                  Name/Title